

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

Mail Stop 3561

March 4, 2009

Mr. Donald K. Bell
President
Belltower Entertainment Corp.
401 Wilshire Boulevard, Suite 1065
Santa Monica, California 90401

> **Re: Belltower Entertainment Corp.**
> **Item 4.01 8-K Filed September 15, 2008**
> **File No. 000-52861**

Dear Mr. Bell:

We have completed our review of your Form 8-K and have no further comments at this time.

Sincerely,

Ta Tanisha Meadows
Staff Accountant